NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 11, 2019, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on September 30, 2019 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between NorthStar Realty Europe Corp., and Nighthawk Merger Sub LLC, a wholly-owned subsidiary of a fund managed by AXA Investment Managers Real Assets, became effective before market open on September 30, 2019. Each share of Common Stock of NorthStar Realty Europe Corp., LLC was converted into the right to receive cash in U.S. dollars equal to the sum of $1.68 plus the U.S. dollar equivalent of EUR 9.26 plus the U.S. dollar equivalent of GBP 3.82, representing an estimated per share merger consideration of US$17.03, based on three month forward foreign exchange rates, without interest. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on September 30, 2019.